CUSIP No. 063904 10 6	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Bank of the Ozarks, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

063904 10 6 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063904 10 6	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George G. Gleason, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 4,704,010 6. Shared Voting Power 60,000 7. Sole Dispositive Power 4,704,010 8. Shared Dispositive Power 60,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,829,418

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 29.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 063904 10 6	Page 3 of 6 Pages

ITEM 1

(a)	NAME OF ISSUER:

Bank of the Ozarks, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

12615 Chenal Parkway, Little Rock, Arkansas 72211

ITEM 2

(a)	NAME OF PERSON FILING:

George G. Gleason, II

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

12615 Chenal Parkway

Little Rock, Arkansas 72211

(c)	CITIZENSHIP:

United States of America

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share.

(e)	CUSIP NUMBER:

063904 10 6

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO (S) (S) 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in Section 3(a)(6) of the Act

CUSIP No. 063904 10 6	Page 4 of 6 Pages

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act

(e) ☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f) ☐	Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g) ☐	Parent Holding Company, in accordance with Section 240.13b-1(b)(1)(ii)(G)

(h) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount Beneficially Owned:

4,829,418

(b)	Percent of Class:

29.6% (based upon 16,279,340 shares outstanding at February 2, 2004 and 61,200 shares representing vested options included in Item 4 (A)).

(C)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote

4,704,010, which includes (i) 3,376,400 shares held directly by Mr. Gleason, (ii) 402,980 shares held in Mr. Gleason’s name in the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan, (iii) 842,800 shares owned of record by a trust for which Mr. Gleason is sole trustee, (iv) 1,600 shares owned of record by Mr. Gleason as custodian for his children, (v) 45,030 shares representing 25% of shares held in a family limited partnership in which Mr. Gleason, his spouse and descendants have an aggregate 25% indirect pecuniary interest and 35,200 shares representing vested options held by Mr. Gleason.

CUSIP No. 063904 10 6	Page 5 of 6 Pages

(ii)	shared power to vote or to direct the vote

60,000, all of which are held of record in a charitable trust for which Mr. Gleason is a co-trustee with his spouse.

(iii)	sole power to dispose or to direct the disposition of 4,704,010 shares.

(iv)	shared power to dispose or to direct the disposition of

60,000, all of which are held of record in a charitable trust for which Mr. Gleason is a co-trustee with his spouse.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10. CERTIFICATION.

Not Applicable

CUSIP No. 063904 10 6	Page 6 of 6 Pages

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2004

/s/ George G. Gleason, II

George G. Gleason, II